

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail

Diana Billik, Esq.
Allen & Overy LLP
52 avenue Hoche
CS 90005
75379 Paris France

> **Re: National Bank of Greece S.A.**
> **Schedule TO**
> **Filed May 31, 2013**
> **File No. 005-50680**

Dear Ms. Billik:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   Please provide us your legal relating to the applicability of Rule 13e-3 to your tender offer.

2.   Please revise your disclosure responsive to Items 3 and 6 to include this disclosure in the offer document as delivered to security holders.

Offer to Purchase

Offer and Distribution Restrictions, page 1

3.   You state that the offer is not being made to holders residing in certain
        jurisdictions. Please provide your analysis as to how limiting participation in this manner
        is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-
        4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section
        II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. Similar
        language appears on page ii and elsewhere in your offer documents.

Special Note Regarding Forward-Looking Statements, page 3

4.   You state in this section that the discussion therein contains forward-looking statements
        within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the
        safe harbor protections for forward-looking statements contained in the federal securities
        laws do not apply to statements made in connection with a tender offer. See Section
        21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone
        interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division
        of Corporation Finance's Manual of Publicly Available Telephone Interpretations.
        Please confirm that you will avoid making reference to that Act in all future
        communications in connection with the tender offer.

5.   We note your statement in the last paragraph that you undertake no obligation to update
        or revise the forward-looking statements. This statement is inconsistent with your
        obligation to amend and promptly disseminate revised information in the event that your
        existing disclosure materially changes. Please revise your disclosure accordingly.

Acceptance for Payment and Payment for ADSs, page 12

6.   Please revise the language that states that you will return tendered but unaccepted
        securities "as promptly as practicable" to state that you will make such returns
        "promptly" as required by Rule 13e-4(f)(5).

Withdrawal Rights, page 18

7.   Please revise this section to describe the withdrawal rights required by Rule 13e-
        4(f)(2)(ii) instead of referring to withdrawal rights "otherwise required by law."

Conditions of the Offer, page 19

8.   Refer to the fifth full paragraph on page 20. We note the disclosure that you may assert a
        condition "regardless of the circumstances, including any action or inaction by [the
        company]." A tender offer may be conditioned on a variety of events and circumstances,
        provided that they are not within the direct or indirect control of the bidder, and are
        drafted with sufficient specificity to allow for objective verification that the conditions

have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by the company.

Interests in the Bank's Preference Shares and ADSs, page 31

9.   Please revise this section to provide the information required by Item 1008(a) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions